                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        WILSONS THE LEATHER EXPERTS INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    41-183993
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                             (IRS Employer I.D. No.)


                  Lawrence Greenapple, Esq., 630 Third Avenue,
                    New York, New York 10017, (212) 953-6633
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 13, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No.    972463103
          ----------------


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1) Name of Reporting Person        Richard Liu, c/o Superior Leather, Ltd.,
                                   Unit 510 Tower 2, Enterprise
                                   Square, 9 Sheung Yuet Rd., Kowloon Bay,
                                   Kowloon, Hong Kong

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2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)
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     (b)
         -----------------------------------------------------------------------

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3)  SEC Use Only
                ----------------------------------------------------------------

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4)  Source of Funds (See Instructions)                     PF
                                      ------------------------------------------

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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

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6) Citizenship or Place or Organization               Taiwan
                                        ----------------------------------------

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Number of         7)   Sole Voting Power                1,486,630
                                         ---------------------------------------
Shares Bene-      --------------------------------------------------------------
  ficially        8)   Shared Voting Power
                                           -------------------------------------
Owned by          --------------------------------------------------------------
Each Report-      9)   Sole Dispositive Power            1,486,630
                                              ----------------------------------
  ing Person      --------------------------------------------------------------
                  10) Shared Dispositive Power
                                               ---------------------------------

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11) Aggregate Amount Beneficially Owned by Each Reporting Person     1,486,630
                                                                  --------------

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions)
                      ----------------------------------------------------------

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13) Percent of Class Represented by Amount in Row (11)                7.1%
                                                        ------------------------



14) Type of Reporting Person (See Instructions)            IN
                                                 -------------------------------

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                                                                               2

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ITEM 1.  Security and Issuer


         This statement relates to the common stock of Wilsons The Leather Experts, Inc. whose principal executive office is at 7401 Boone Avenue North, Brooklyn Park, MN 55428.

ITEM 2.  Identity and Background

         The person filing this statement is a natural person

                  (a)      Richard Liu.

                  (b)      c/o Superior Leather Ltd.
                           Unit 510 Tower 2
                           Enterprise Square
                           9 Sheung Yuet Road
                           Kowloon, Hong Kong

                  (c)      President of Superior Leather Ltd. at address in Item
                           2(b).

                  (d) Not convicted in any criminal proceeding during the past five years.

                  (e) Not during the past five years party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment or decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Citizen of Taiwan.


ITEM 3.  Source and Amount of Funds or Other Consideration

         The subject shares were acquired in transactions through January 13, 2004, with personal funds of Richard Liu none of which were borrowed.

ITEM 4.  Purpose of Transaction

         The securities of the issuer were acquired as a portfolio investment. There are no present plans which relate to or would result in any of the events described in subparagraphs a through j of Item 4.

ITEM 5.  Interest in Securities of the Issuer

         (a)(i) The aggregate number of shares of common stock of the Issuer beneficially owned by Richard Liu at January 13, 2004 is 1,486,630.

           (ii) In its Form 10Q filed with the Commission December 16, 2003, the Issuer reported 20,768,490 shares of common stock outstanding. Mr. Liu's purchase of shares of common stock between October 30, 2003 and January 13, 2004 increased the total of shares owned by him to 7.1% of the outstanding shares.

                                                                               3

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         (b) Richard Liu has the sole power to vote the 1,486,630 shares of common stock held for his account in the names of Copwell Holdings, Ltd. and Subtle Assets, Ltd.


         (c)(i) Since October 30, 2003, Mr. Liu purchased (sold) shares of common stock of the Issuer in transactions effected through broker-dealers on the NASDAQ National Market System for the account of Subtle Assets, Ltd., as follows:


                                  No. of Shares
Trade Date                       purchased (sold)             Aggregate Price
----------                       ----------------             ---------------
October 30, 2003                       1,800                           $16,740
October 31, 2003                       4,200                           $39,564
November 3, 2003                       5,000                           $46,100
November 4, 2003                       5,000                           $45,100
November 5, 2003                       5,000                           $45,100
November 7, 2003                       5,000                           $44,000
November 10, 2003                      4,000                           $34,880
November 12, 2003                      1,155                           $10,245
November 20, 2003                      4,000                           $25,640
November 24, 2003                      3,000                           $18,840
November 25, 2003                      3,000                           $17,940
December 1, 2003                       3,000                           $18,900
December 2, 2003                       3,000                           $17,730
December 9, 2003                       3,000                           $11,730
December 10, 2003                      7,500                           $30,150
December 11, 2003                     (3,000)                         ($12,569)

         (c)(ii) Since December 2, 2003, Mr. Liu purchased (sold) shares of common stock of the Issuer in transactions effected through broker-dealers on the NASDAQ National Market System for the account of Copwell Holdings, Ltd., as follows:

                                   No. of Shares
Trade Date                        purchased (sold)              Aggregate Price
----------                        ----------------              ---------------
December 2, 2003                        300                             $1,785
December 4, 2003                      5,000                            $20,550
December 5, 2003                     17,000                            $67,537
December 8, 2003                      7,612                            $29,262
December 9, 2003                     24,704                            $99,065
December 10, 2003                    15,000                            $61,068
December 11, 2003                       300                             $1,233
December 15, 2003                    28,000                           $117,280
December 15, 2003                   (21,800)                          ($93,117)
December 16, 2003                    10,000                            $40,240
December 17, 2003                   282,200                         $1,089,607
December 18, 2003                    35,800                           $127,595
December 19, 2003                    40,000                           $133,399
December 22, 2003                     2,000                             $6,703
December 24, 2003                    58,484                           $197,749
December 26, 2003                     4,000                            $13,360
December 29, 2003                   (10,000)                          ($35,365)
January 12, 2004                      2,300                             $7,199
January 13, 2004                     38,675                           $124,850

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Liu and any other person with respect to any securities of the issuer. The securities of the issuer are held of record by Copwell Holdings, Ltd., and Subtle Assets, Ltd. entities of which Mr. Liu is the sole principal.

ITEM 7.  Material to Be Filed As Exhibits

         There is no material required to be filed as an exhibit.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   Kowloon, Hong Kong
         January 23, 2004
                                            S/       Richard Liu
                                              ---------------------------------
                                                     RICHARD LIU



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